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                          Columbia Funds Series Trust I
                     Columbia Funds Variable Insurance Trust
                       Columbia Funds Institutional Trust
                      Colonial High Income Municipal Trust
                       Colonial InterMarket Income Trust I
                     Colonial Intermediate High Income Fund
                    Colonial Investment Grade Municipal Trust
                         Colonial Municipal Income Trust
                         Colonial Insured Municipal Fund
                   Colonial California Insured Municipal Fund

January 9, 2007

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Columbia Funds Series Trust I (File No. 811-04367)
    Columbia Funds Variable Insurance Trust (File No. 811-5199) Columbia Funds Institutional Trust (File No. 811-5857) Colonial High Income Municipal Trust (File No. 811-5754) Colonial InterMarket Income Trust I (File No. 811-5851) Colonial Intermediate High Income Fund (File No. 811-5567) Colonial Investment Grade Municipal Trust (File No. 811-5785) Colonial Municipal Income Trust (File No. 811-4992)
    Colonial Insured Municipal Fund (File No. 811-9533)
    Colonial California Insured Municipal Fund (File No. 811-9537) (the "Registrants")

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

     1) a copy of the Registrants' Fidelity Bond for the period October 31, 2006 through October 31, 2007, attached as Exhibit 1:

     2) a copy of the resolutions of each Registrant's Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

     3) a copy of the Agreement Pursuant to Rule 17g-1 dated as of October 31, 2006, entered into pursuant to paragraph (f) of the Rule, attached as
          Exhibit 3; and

     4) a statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under a joint insured bond, attached as Exhibit 4.

Please contact me at (617) 772-3743 if you have any questions.

Sincerely,


/s/ Ryan C. Larrenaga
-------------------------------------
Ryan C. Larrenaga
Assistant Secretary

CC: Ty Edwards